UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2024

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Public Company with Authorized Capital

Corporate Taxpayer´s Registry No. 90.400.888/0001-42

Company Registry No. 35.300.332.067

Minutes of the Board of Director’s Meeting

held on March 20, 2024

DATE, TIME AND PLACE: On March 20, 2024, at 5 p.m., by videoconference, the Board of Directors of Banco Santander (Brasil) S.A. (“Company” or “Santander”) have met, with the attendance of all of its members.

CALL NOTICE AND NOTICE: The call notice was dismissed due to the attendance of the Directors fully representing the Company’s Board of Directors.

MEETING BOARD: Deborah Stern Vieitas, Chairman. Daniel Pareto, Secretary.

AGENDA: To take resolution about: (i) the acknowledgment of the resignation of Mr. Angel Santodomingo Martell to the role of Member of the Board of Directors, with effect from April 26,2024; and (ii) the approval of the Administration Proposal to call the Ordinary and Extraordinary General Meetings to be held cumulatively on April 26, 2024, at 3:00 PM (“Administration Proposal”).

RESOLUTIONS: Made the necessary clarifications, the members of the Board of Directors unanimously:

(i)          ACKNOWLEDGED the resignation request, with effect from April 26, 2024, of Mr. Angel Santodomingo Martell, Spanish citizen, married, economist, bearer of the identity card RNM nº G033621-T, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº 237.035.738-05, to the role of Member of the Board of Directors, as presented in the letter sent to the Company on this date; and

(ii)       APPROVED the Administration Proposal to call the Ordinary and Extraordinary General Meetings to be held cumulatively on April 26, 2024, at 3:00 PM. to resolve on the following matters: (I) At the Ordinary General Meeting: (a) To TAKE the management accounts, to examine, discuss and vote on the Company’s Financial Statements related to the fiscal year ended on December 31, 2023, accompanied by the Management Report, the balance sheet, other parts of the financial statements, external auditors’ opinion and the Audit Committee Report; (b) To DECIDE on the allocation of net income for the year 2023 and the distribution of dividends; and (c) To FIX the annual global compensation of the Company´s management and members of Audit Committee; and (II) At the Extraordinary General Meeting: (a)To ELECT a new member to compose the Company’s Board of Directors; (b) To CONFIRM the composition of the Company’s Board of Directors; (c) To INCREASE the Company’s share capital, in the amount of R$ 10,000,000,000.00 (ten billion Reais), without the issuance of new shares, through the capitalization of part of the balance of the Company’s statutory profit reserve; (d) To AMEND the caput of article 5 of the Company’s Bylaws to reflect the increase in its capital stock, if approved; (e) To CONSOLIDATE the Company’s Bylaws; and (f) To AMEND the wording of article 7.2 of the Company’s Long Term Incentive General Plan, approved at the Extraordinary General Meeting held on December 21, 2016.

Finally, the directors thanked Mr. Angel Santodomingo Martell for his valuable contributions to the Company during the period he was part of its Board of Directors.

ADJOURNMENT: There being no further matters to be resolved, the Meeting was finalized, and these minutes have been prepared and send to be electronically signed by the attendees. Board: Deborah Stern Vieitas, President. Daniel Pareto, Secretary. Signatures: Mrs. Deborah Stern Vieitas – President; Mr. José Antonio Alvarez Alvarez – Vice President; and Messrs. Angel Santodomingo Martell, Cristiana Almeida Pipponzi, Deborah Patricia Wright, Ede Ilson Viani, José de Paiva Ferreira, José Garcia Cantera, Marília Artimonte Rocca, Mario Roberto Opice Leão and Pedro Augusto de Melo – Directors. São Paulo, March 20, 2024.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

Daniel Pareto

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: March 20, 2024

Banco Santander (Brasil) S.A.

By:	/S/ Reginaldo Antonio Ribeiro
Reginaldo Antonio Ribeiro Officer without specific designation

By:	/S/ Gustavo Alejo Viviani
Gustavo Alejo Viviani Vice - President Executive Officer